Delisting Determination,The Nasdaq Stock Market, LLC,
March 20, 2015, Collabrium Japan Acquisition. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares, unit and warrant of Collabrium japan Acquisition
(the Company), effective at the opening of the trading session on March 30, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(3).
The Company was notified of the Staffs
determination on August 28, 2014. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated November 12, 2014, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5550(a)(3), 5620(a), 5620(b), and 5250(c)(2).
However, the Company was unable to meet the exception milestones as required. On February 2, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on February 4, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on March 19, 2015.